Shaun J. Mathew, P.C. To Call Writer Directly: +1 212 909 3035 shaun.mathew@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

VIA EDGAR AND EMAIL

September 21, 2022

Division of Corporation Finance
Office of Mergers & Acquisitions

United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Attention:	Christina Chalk and Michael Killoy

Re:	AIM ImmunoTech Inc. Preliminary Proxy Statement filed on Schedule 14A (PREC14A) Filed September 9, 2022 by AIM ImmunoTech Inc. File No. 001-27072

Dear Ms. Chalk and Mr. Killoy:

On September 19, 2022, AIM ImmunoTech Inc. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) the Definitive Proxy Statement (the “Proxy Statement”). Today, the Company filed with the Commission an Amendment No. 1 to the Proxy Statement (“Amendment No. 1”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company dated September 20, 2022, from the staff (the “Staff”) of the Commission concerning the above captioned Preliminary Proxy Statement (the “Preliminary Proxy Statement”) in respect of the Company’s 2022 Annual Meeting of Stockholders. For ease of reference, we have responded to the text of the Staff’s comments in bold-face type below, followed by the Company’s response. In addition, a copy of Amendment No. 1 is attached. The Company intends to mail Amendment No. 1 to all stockholders together with a copy of the revised white proxy card described below.

Preliminary Proxy Statement on Schedule 14A filed September 9, 2022

Nominees for Election as Director, page 28

1.	Please state the ages of all director nominees per Item 7(b) of Schedule 14A. See Item 401(a) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has presented revised biographical information for all director nominees, including their respective ages, in Amendment No. 1.

September 21, 2022 | Page 2

Form of Proxy, page A-4

2.	Since a plurality voting standard applies to this election of directors, the proxy may not provide a means to vote against a nominee. See Rule 14a-4(b)(4). Please revise the form of proxy accordingly.

Response: In response to the Staff’s comment, the Company revised the Instructions to Proposal 1 on its form of white proxy card in Amendment No. 1 to clarify that stockholders may not vote against any nominee in light of the plurality voting standard applicable to the election of directors. The revised Instructions read, “To withhold authority to vote for an individual nominee, mark the “FOR ALL EXCEPT” box and write the name(s) of the nominee(s) on the line below that you wish to withhold authority to vote for: ________________________________”.

The Company will mail a white proxy card that reflects the foregoing revisions to all stockholders and cease further distribution of the original white proxy card sent with the Proxy Statement (the “Original Proxy Card”).

The Company has further provided in Amendment No. 1 that an Original Proxy Card that is marked “FOR ALL EXCEPT” and includes the name(s) of any nominee(s) on the line below will be treated as an instruction for the proxies to withhold authority to vote for the nominee(s) so named on the line.

In further response to the Staff’s comment, Amendment No. 1 amends and restates the first sentence in the response to the question “How do abstentions, against votes, broker non-votes, withhold votes and unmarked WHITE proxy cards affect the voting results?” on page 7 of the Proxy Statement to remove the reference to “against” votes with respect to Proposal 1. Following the revisions in Amendment No. 1 and to the revised white proxy card attached thereto, all references in the Proxy Statement and white proxy card are to withholding authority to vote on nominees rather than voting against any nominees.

Sincerely,

/s/ Shaun J. Mathew
Shaun J. Mathew, P.C.

cc:	Peter Rodino
AIM ImmunoTech Inc.

Richard Feiner, Esq.
Silverman Shin & Byrne PLLC